CUSIP NO. 5021600-10-4
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 43)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

Jack E. Golsen
16 South Pennsylvania
Oklahoma City, Oklahoma 73107
(405) 235-4546

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 35 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification, No. of above Persons (entities only)	Jack E. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	467,726

Number of Shares	(8)	Shared Voting Power	3,359,496
Beneficially
Owned by Each	(9)	Sole Dispositive Power	467,726
Reporting Person
With:	(10)	Shared Dispositive Power	3,359,496

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,827,222

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	17.22%

(14)	Type of Reporting Person (See Instructions)	IN

Page 2 of 35 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Sylvia H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	1,930,980
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	1,930,980

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,930,980

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	8.88%

(14)	Type of Reporting Person (See Instructions)	IN

Page 3 of 35 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Barry H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	277,889

Number of Shares	(8)	Shared Voting Power	2,767,576
Beneficially
Owned by Each	(9)	Sole Dispositive Power	277,889
Reporting Person
With:	(10)	Shared Dispositive Power	2,767,576

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,045,465

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	13.78%

(14)	Type of Reporting Person (See Instructions)	IN

Page 4 of 20 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Steven J. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	248,915

Number of Shares	(8)	Shared Voting Power	249,648
Beneficially
Owned by Each	(9)	Sole Dispositive Power	248,915
Reporting Person
With:	(10)	Shared Dispositive Power	549,648

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	798,563

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ X ]

(13)	Percent of Class Represented by Amount in Row (11)	3.74%

(14)	Type of Reporting Person (See Instructions)	IN

Page 5 of 35 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Linda F. Rappaport

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	0

Number of Shares	(8)	Shared Voting Power	681,081
Beneficially
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person
With:	(10)	Shared Dispositive Power	681,081

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	681,081

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	3.19%

(14)	Type of Reporting Person (See Instructions)	IN

Page 6 of 35 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Family, L.L.C. 20-8234753

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	0

Number of Shares	(8)	Shared Voting Power	1,930,980
Beneficially
Owned by Each	(9)	Sole Dispositive Power	0
Reporting Person
With:	(10)	Shared Dispositive Power	1,930,890

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,930,980

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	8.88%

(14)	Type of Reporting Person (See Instructions)	OO

Page 7 of 35 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	SBL, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	2,742,187
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	2,742,187

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,742,187

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	12.42%

(14)	Type of Reporting Person (See Instructions)	OO

Page 8 of 35 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Petroleum Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	417,288
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	417,288

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	417,288

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

(13)	Percent of Class Represented by Amount in Row (11)	1.96%

(14)	Type of Reporting Person (See Instructions)	CO

Page 9 of 35 Pages

CUSIP NO. 5021600-10-4

Introduction

This statement constitutes Amendment No. 43 to the Schedule 13D dated October 7, 1985, as amended (the “Schedule 13D”), relating to the common stock, par value $.10 a share (“Common Stock”) of LSB Industries, Inc. (the “Company”).  All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

This Schedule 13D is reporting matters with respect to the following reporting persons:

•	Jack E. Golsen (Chief Executive Officer and Chairman of the Board of the Company);

•	Sylvia H. Golsen, an individual;

•	Barry H. Golsen (President and member of the Board of Directors of the Company);

•	Steven J. Golsen (President of certain subsidiaries of the Company);

•	Linda F. Rappaport, an individual;

•	Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”);

•	SBL, L.L.C. (“SBL”), an Oklahoma limited liability company; and

•	Golsen Petroleum Corporation (“GPC”), an Oklahoma corporation and wholly-owned subsidiary of SBL.

Jack and Sylvia Golsen are husband and wife.  Barry Golsen, Steven Golsen, and Linda Rappaport are the children of Jack and Sylvia Golsen (collectively, the “Golsen family).  All of the membership interests in GFLLC are owned by the Golsen Family.  All of the outstanding stock of SBL is owned by GFLLC, Barry Golsen, Steven Golsen and Linda Rappaport.  Jack and Barry Golsen are the sole managers of SBL and the sole members of the Board of Directors and the officers of GPC.  Jack and Sylvia Golsen are the sole managers of GFLLC.

This Amendment No. 43 is being filed as a result of the following transactions by members of the reporting group:

(a)
GFLLC completing the sale of an aggregate 100,000 shares of Common Stock pursuant to the terms of GFLLC’s Rule 10b5-1 Sales Plan, dated December 29, 2010 (the “10b5-1 Sales Plan”).  As a result of such sale, the 10b5-1 Plan terminated pursuant to its terms on March 7, 2011;

(b)
On March 7, 2011, SBL completing the sale of $2,000,000 aggregate principal amount of the Company’s 5.5% Convertible Senior Subordinated Debentures due 2012 (“Debentures”), and Linda Rappaport completing the sale of $1,000,000 aggregate principal of Debentures;

(c)	On March 7, 2011, Barry Golsen completing the sale of 30,000 shares of Common Stock;

Page 10 of 35 Pages

CUSIP NO. 5021600-10-4

(d)	March 8 and 9, 2011, Steven Golsen completing the sale of 26,250 shares of Common Stock; and

(e)	GFLLC adopting a 10b5-1 Sales Plan, dated March 24, 2011, providing for the sale of up to 100,000 shares of Common Stock.

Item 1.              Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2.              Identity and Background.

Item 2 of this Schedule 13D is unchanged.

Item 3.              Source and Amount of Funds or Other Consideration.

This Item 3 is not applicable to the Rule 10b5-1 Plan described above.

Item 4.              Purpose of Transaction.

2010 10b5-1 Sales Plan

On December 29, 2010, GFLLC entered into a Rule 2010 10b5-1 Sales Plan with Morgan Stanley Smith Barney, LLC (“Morgan Stanley”) (the “2010 10b5-1 Sales Plan”).  The 10b5-1 Sales Plan provided for the sale of up to an aggregate 100,000 shares of Common Stock in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with the terms of the terms of the 10b5-1 Sales Plan, GFLLC sold an aggregate of 100,000 shares of Common Stock on March 7, 2011.  As a result of such sales, the 2010 10b5-1 Sales Plan has terminated pursuant to its terms.

2011 10b5-1 Sales Plan

On March 24, 2011, GFLLC entered into a Rule 10b5-1 Sales Plan with Morgan Stanley (the “2011 10b5-1 Sales Plan”).  The 2011 10b5-1 Sales Plan provides for the sale of up to an aggregate 100,000 shares of Common Stock in accordance with Rule 10b5-1 of the Exchange Act.  The 2011 10b5-1 Sales Plan contains and the following terms, among others:

(a)	sales may not commence until June 13, 2011;

(b)
the 2011 10b5-1 Sales Plan will terminate not later than the earlier of June 13, 2012, or the date that all shares of Common Stock covered by the 2011 10b5-1 Sales Plan have been sold in accordance with such plan;

(c)	the sales price of Common Stock will be at a price per share (before selling expenses) at or above $45.00;

(d)	all sales will be made on the New York Stock Exchange; and

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CUSIP NO. 5021600-10-4

(e)	sales of Common Stock under the 10b5-1 Sales Plan will be made in the discretion of Morgan Stanley, subject to the terms and conditions of the 2011 10b5-1 Sales Plan.

The 2011 10b5-1 Sales Plan was created as part of GFLLC’s members long-term estate and tax planning strategy

Other

The reporting persons do not presently have any other plans or proposals required to be reported under Item 4 of this Schedule 13D.

Item 5.              Interest in Securities of the Issuer.

(a)
The following table sets forth as of the filing date of this Amendment No. 43 the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

Person	Amount(10)(11)	Percent(12)
Jack E. Golsen	3,827,222 (2)	17.22%
Sylvia H. Golsen	1,930,980 (3)	8.88%
Barry H. Golsen	3,045,465 (4)	13.78%
Steven J. Golsen	798,563 (5)	3.74%
Linda F. Rappaport	681,081 (6)	3.19%
Golsen Family, L.L.C.(1)	1,930,980 (7)	8.88%
SBL (1)	2,742,187 (8)	12.42%
GPC (1)	417,288 (9)	1.96%

  ____________________

(1)
The membership interests in GFLLC are owned by Jack Golsen through his revocable trust (43.516%), Sylvia Golsen through her revocable trust (43.516%), Barry Golsen (4.323%), Steven Golsen (4.323%), and Linda Rappaport (4.323%).  Jack and Sylvia Golsen are the managers of GFLLC, and as a result share voting and dispositive power over the Company’s securities owned by GFLLC.  SBL is wholly-owned by GFLLC (49% owner), Barry Golsen (17% owner), Steven Golsen (17% owner) and Linda Rappaport (17% owner). GPC is a wholly owned subsidiary of SBL.  Jack Golsen and Barry Golsen are the managers of SBL and the directors and executive officers of GPC. Barry Golsen, Steven Golsen and Linda Rappaport are the children of Jack and Sylvia Golsen, husband and wife.

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(2)	The amount shown is comprised of the following shares of Common Stock:

(a)	587,309 shares owned by GFLLC as described in footnote (7), over which the reporting person shares investment and dispositive power with Sylvia Golsen;

(b)	2,742,187 shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, over which the reporting person shares investment and dispositive power with Barry Golsen;

(c)	4,000 shares issuable upon conversion of a promissory note, over which the reporting person has sole voting and dispositive power;

(d)
200,406 shares owned of record by eight trusts for the benefit of the grandchildren and great grandchildren of Jack Golsen, over which Jack Golsen serves as the sole trustee with voting and dispositive power over the Company’s securities held in the trusts;

(e)
263,320 shares owned of record by the Barry H. Golsen 2007 Irrevocable Trust, the Steve J. Golsen 2007 Irrevocable Trust, and the Linda F. Rappaport 2007 Irrevocable Trust, over which Jack Golsen serves as the sole trustee with voting and dispositive power over the Company’s securities held in the trusts; and

(f)
30,000 shares owned by Linda Rappaport, the dispositive power and voting power of which is shared with Jack Golsen.  Jack Golsen has no pecuniary interest in the shares beneficially owned by Linda Rappaport.

(3)
The amount shown is comprised of (a) 587,309 shares beneficially owned by GFLLC as described in footnote (7), over which the reporting person shares dispositive and investment power with Jack Golsen, and (b) 1,343,671 shares representing the reporting person’s percentage ownership through GFLLC of the shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively.  The amount shown does not include, and the reporting person disclaims beneficial ownership of the shares listed in footnote (2) above as beneficially owned by Jack Golsen (except the shares noted in the preceding sentence).

(4)	The amount shown is comprised of the following shares of Common Stock:

(a)	277,889 shares held directly;

(b)	25,389 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (7); and

(c)	2,742,187 shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, over which the reporting person shares investment and dispositive control with Jack Golsen.

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The amount shown does not include (i) 533 shares that Barry Golsen’s wife owns, in which Barry Golsen disclaims beneficial ownership and (ii) 89,440 shares owned of record by the Barry H. Golsen 2007 Irrevocable Trust, of which Barry Golsen is the primary beneficiary, but of which Barry Golsen has no voting or dispositive control.

(5)	The amount shown is comprised of the following shares of Common Stock:

(a)	248,915 shares held by a revocable trust of which the reporting person is the settlor and trustee directly;

(b)
83,476 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (7) and the reporting person’s percentage ownership in the shares held by SBL and GPC as a result of the reporting person’s ownership in GFLLC; and

(c)
466,172 shares representing the reporting person’s percentage ownership of the shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, as a result of the reporting person’s ownership in SBL.

The amount shown does not include 84,440 shares owned of record by the Steven J. Golsen 2007 Irrevocable Trust, of which Steven Golsen is the primary beneficiary, but of which Steven Golsen has no voting or dispositive control.

(6)	The amount shown is comprised of the following shares of Common Stock:

(a)	30,000 shares owned directly, the dispositive and voting power of which is shared with Jack Golsen;

(b)
83,476 shares representing the reporting person’s percentage ownership of the shares owned directly by GFLLC and that GFLLC has the right to acquire as described in footnote (7) and the reporting person’s percentage ownership in the shares held by SBL and GPC as a result of the reporting person’s ownership in GFLLC;

(c)
466,172 shares representing the reporting person’s percentage ownership of the shares beneficially owned by SBL and GPC as described in footnotes (8) and (9), respectively, as a result of the reporting person’s ownership in SBL; and

(d)	101,433 shares that the reporting person’s spouse owns, for which the reporting person disclaims beneficial ownership.

The amount shown does not include 89,440 shares owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control.  On March 7 and 8, 2011, Ms. Rappaport’s spouse sold an aggregate of 20,000 shares at an average sales price of approximately $35.01 per share, and on March 25, 2011,

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CUSIP NO. 5021600-10-4

sold 20,000 shares at an average sales price of approximately $39.42 per share. Such shares were sold over the New York Stock Exchange.

(7)	The amount shown is comprised of the following shares of Common Stock:

(a)	453,976 shares owned directly;

(b)	133,333 shares issuable upon the conversion of 4,000 shares of the Company’s Series 2 Preferred; and

(c)	1,343,671 shares representing GFLLC’s beneficial ownership in the shares held by SBL and GPC as a result of the GFLLC’s ownership in SBL.

The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in GFLLC, as described in footnote (1) to this table, except Jack and Sylvia Golsen, as managers of GFLLC possessing voting and dispositive power over such shares, report beneficial ownership of all shares beneficially owned by GFLLC.

(8)	The amount shown is comprised of the following shares of Common Stock:

(a)	1,602,099 shares owned directly;

(b)	250,000 shares issuable upon the conversion of 1,000,000 shares of the Company’s Series D Preferred;

(c)	400,000 shares issuable upon the conversion of 12,000 shares of the Company’s Series B Preferred;

(d)	72,800 issuable shares upon the conversion of $2 million principal amount of the Company’s 5.5% Convertible Senior Subordinated Debentures Due July 1, 2012; and

(e)	417,288 shares beneficially owned by SBL’s wholly owned subsidiary, GPC. See, footnote (9).

The amount of such shares shown as beneficially owned by each reporting person is based on the reporting person’s proportionate ownership in SBL (whether direct ownership in SBL or indirect ownership in SBL through ownership in GFLLC), as described in footnote (1) to this table, except Jack and Barry Golsen, as the managers SBL possessing voting and dispositive power over such shares, report beneficial ownership of all such shares.

(9)	The amount shown is comprised of (a) 283,955 shares owned directly, and (b) 133,333 shares that may be acquired upon conversion of 4,000 shares of the Company’s Series B Preferred Stock.

(10)
Holders of the Series B Preferred are entitled to one vote per share, and holders of the Series D Preferred are entitled to .875 votes per share.  Both vote together with holders of Common Stock.  The amounts and percentages set forth in the

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table reflect only the voting power of Common Stock into which the Series B Preferred and the Series D Preferred are convertible.

(11)	Jack Golsen, Sylvia Golsen, Barry Golsen, Steven Golsen, and Linda Rappaport each disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other, as described in footnotes (2), (3), (4), (5), and (6), respectively, except as stated in such footnotes.

(12)
The percentage ownership of each reporting person is based on 21,156,897 shares of Common Stock outstanding, as of February 28, 2011.  Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(b)
The following table sets forth, as of the filing date of this Amendment No. 43 for each person and entity identified under paragraph (a), above, the number of shares of Common Stock as to which the person and entity has (i) the sole power to vote or direct the voting, (ii) shared power to vote or direct the voting, (iii) the sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct the disposition:

Person or Entity	Sole Voting and Power of Disposition	Shared Voting and Power of Disposition
Jack E. Golsen	467,726(2)	3,359,496(2)
Sylvia H. Golsen	None	1,930,980(3)
Barry H. Golsen	277,889(4)	2,767,576(4)
Steven J. Golsen	248,915(5)	549,648(5)
Linda F. Rappaport	0(6)	681,081(6)
Golsen Family, L.L.C.(1)	None	1,930,980(7)
SBL(1)	None	2,742,187(8)
GPC(1)	None	417,288(9)
____________________

(1)	See footnote (1) under paragraph (a) of this Item 5.

(2)	See footnote (2) under paragraph (a) of this Item 5.

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(3)	See footnote (3) under paragraph (a) of this Item 5

(4)	See footnote (4) under paragraph (a) of this Item 5.

(5)	See footnote (5) under paragraph (a) of this Item 5.

(6)	See footnote (6) under paragraph (a) of this Item 5.

(7)	See footnote (7) under paragraph (a) of this Item 5.

(8)	See footnote (8) under paragraph (a) of this Item 5.

(9)	See footnote (9) under paragraph (a) of this Item 5.

(c)	The following sales of LSB common stock were completed by members of the representing group over the New York Stock Exchange during the 60 days prior to the filing of this Amendment No. 43:

By: GFLLC

Date	Ticker	Shares	Price Per Share
3/07/2011	LXU	100	34.52
3/07/2011	LXU	200	34.53
3/07/2011	LXU	200	34.53
3/07/2011	LXU	200	34.54
3/07/2011	LXU	100	34.57
3/07/2011	LXU	2,141	34.59
3/07/2011	LXU	200	34.60
3/07/2011	LXU	200	34.61
3/07/2011	LXU	5,950	34.61
3/07/2011	LXU	1	34.62
3/07/2011	LXU	440	34.62
3/07/2011	LXU	300	34.63
3/07/2011	LXU	100	34.63
3/07/2011	LXU	100	34.63
3/07/2011	LXU	1,499	34.63
3/07/2011	LXU	200	34.64
3/07/2011	LXU	800	34.64
3/07/2011	LXU	200	34.65
3/07/2011	LXU	602	34.65
3/07/2011	LXU	100	34.65
3/07/2011	LXU	100	34.66
3/07/2011	LXU	950	34.66
3/07/2011	LXU	1,116	34.66
3/07/2011	LXU	1,800	34.67
3/07/2011	LXU	200	34.68
3/07/2011	LXU	200	34.68
3/07/2011	LXU	700	34.69
3/07/2011	LXU	100	34.70

Page 17of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/07/2011	LXU	84	34.71
3/07/2011	LXU	200	34.71
3/07/2011	LXU	100	34.72
3/07/2011	LXU	400	34.72
3/07/2011	LXU	1,600	34.73
3/07/2011	LXU	1,800	34.74
3/07/2011	LXU	300	34.74
3/07/2011	LXU	300	34.75
3/07/2011	LXU	400	34.80
3/07/2011	LXU	300	34.82
3/07/2011	LXU	100	34.83
3/07/2011	LXU	300	34.85
3/07/2011	LXU	1,375	34.86
3/07/2011	LXU	200	34.87
3/07/2011	LXU	800	34.87
3/07/2011	LXU	900	34.87
3/07/2011	LXU	900	34.88
3/07/2011	LXU	400	34.89
3/07/2011	LXU	300	34.90
3/07/2011	LXU	1,500	34.91
3/07/2011	LXU	100	34.91
3/07/2011	LXU	600	34.91
3/07/2011	LXU	150	34.91
3/07/2011	LXU	1,100	34.92
3/07/2011	LXU	1,300	34.92
3/07/2011	LXU	2,700	34.93
3/07/2011	LXU	600	34.94
3/07/2011	LXU	900	34.94
3/07/2011	LXU	116	34.94
3/07/2011	LXU	3,500	34.95
3/07/2011	LXU	200	34.95
3/07/2011	LXU	100	34.95
3/07/2011	LXU	100	34.96
3/07/2011	LXU	3,300	34.96
3/07/2011	LXU	300	34.97
3/07/2011	LXU	1,200	34.97
3/07/2011	LXU	50	34.97
3/07/2011	LXU	300	34.98
3/07/2011	LXU	650	34.98
3/07/2011	LXU	1,800	34.99
3/07/2011	LXU	1,950	35.00
3/07/2011	LXU	150	35.00
3/07/2011	LXU	4,100	35.01
3/07/2011	LXU	4,300	35.02
3/07/2011	LXU	800	35.03
3/07/2011	LXU	1,900	35.04

Page 18 of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/07/2011	LXU	195	35.05
3/07/2011	LXU	100	35.05
3/07/2011	LXU	100	35.06
3/07/2011	LXU	450	35.06
3/07/2011	LXU	100	35.07
3/07/2011	LXU	350	35.07
3/07/2011	LXU	800	35.07
3/07/2011	LXU	105	35.08
3/07/2011	LXU	200	35.08
3/07/2011	LXU	500	35.09
3/07/2011	LXU	350	35.10
3/07/2011	LXU	36	35.11
3/07/2011	LXU	100	35.14
3/07/2011	LXU	100	35.15
3/07/2011	LXU	100	35.17
3/07/2011	LXU	100	35.21
3/07/2011	LXU	900	35.21
3/07/2011	LXU	200	35.23
3/07/2011	LXU	200	35.28
3/07/2011	LXU	200	35.29
3/07/2011	LXU	400	35.30
3/07/2011	LXU	400	35.31
3/07/2011	LXU	500	35.32
3/07/2011	LXU	100	35.33
3/07/2011	LXU	200	35.34
3/07/2011	LXU	100	35.35
3/07/2011	LXU	112	35.44
3/07/2011	LXU	700	35.51
3/07/2011	LXU	100	35.51
3/07/2011	LXU	100	35.52
3/07/2011	LXU	1,100	35.52
3/07/2011	LXU	900	35.53
3/07/2011	LXU	100	35.54
3/07/2011	LXU	300	35.57
3/07/2011	LXU	1,800	35.59
3/07/2011	LXU	100	35.60
3/07/2011	LXU	2,100	35.66
3/07/2011	LXU	400	35.67
3/07/2011	LXU	100	35.67
3/07/2011	LXU	3,200	35.67
3/07/2011	LXU	100	35.68
3/07/2011	LXU	1,213	35.68
3/07/2011	LXU	200	35.68
3/07/2011	LXU	200	35.69
3/07/2011	LXU	700	35.69
3/07/2011	LXU	250	35.69

Page 19 of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/07/2011	LXU	1,000	35.70
3/07/2011	LXU	100	35.74
3/07/2011	LXU	300	35.71
3/07/2011	LXU	100	35.71
3/07/2011	LXU	100	35.72
3/07/2011	LXU	200	35.73
3/07/2011	LXU	400	35.74
3/07/2011	LXU	200	35.77
3/07/2011	LXU	300	35.77
3/07/2011	LXU	300	35.78
3/07/2011	LXU	150	35.78
3/07/2011	LXU	387	35.79
3/07/2011	LXU	500	35.80
3/07/2011	LXU	100	35.86
3/07/2011	LXU	146	35.98
3/07/2011	LXU	700	35.99
3/07/2011	LXU	100	36.00
3/07/2011	LXU	140	36.00
3/07/2011	LXU	2,500	36.00
3/07/2011	LXU	100	36.01
3/07/2011	LXU	200	36.01
3/07/2011	LXU	300	36.02
3/07/2011	LXU	100	36.02
3/07/2011	LXU	102	36.04
3/07/2011	LXU	700	36.06
3/07/2011	LXU	300	36.08
3/07/2011	LXU	300	36.09
3/07/2011	LXU	300	36.09
3/07/2011	LXU	100	36.10
3/07/2011	LXU	100	36.10
3/07/2011	LXU	700	36.10
3/07/2011	LXU	800	36.11
3/07/2011	LXU	200	36.12
3/07/2011	LXU	300	36.13
3/07/2011	LXU	690	36.13
3/07/2011	LXU	100	36.14
3/07/2011	LXU	300	36.14
3/07/2011	LXU	100	36.16
3/07/2011	LXU	1,000	36.17
3/07/2011	LXU	500	36.17
3/07/2011	LXU	500	36.18
3/07/2011	LXU	200	36.19
3/07/2011	LXU	300	36.24
	Total	100,000

Page 20 of 35 Pages

CUSIP NO. 5021600-10-4

By:  Steve Golsen

Date	Ticker	Shares	Price Per Share
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.74
3/08/2011	LXU	100	35.78
3/08/2011	LXU	100	35.78
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.55
3/08/2011	LXU	78	35.55
3/08/2011	LXU	100	35.55
3/08/2011	LXU	100	35.52
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.53
3/08/2011	LXU	100	35.53
3/08/2011	LXU	100	35.55
3/08/2011	LXU	300	35.51
3/08/2011	LXU	27	35.51
3/08/2011	LXU	73	35.51
3/08/2011	LXU	100	35.51
3/08/2011	LXU	100	35.53
3/08/2011	LXU	100	35.53
3/08/2011	LXU	100	35.52
3/08/2011	LXU	100	35.52
3/08/2011	LXU	100	35.53
3/08/2011	LXU	200	35.72
3/08/2011	LXU	100	35.70
3/08/2011	LXU	100	35.71
3/08/2011	LXU	100	35.69
3/08/2011	LXU	100	35.70
3/08/2011	LXU	100	35.69
3/08/2011	LXU	00	35.69
3/08/2011	LXU	100	35.68
3/08/2011	LXU	100	35.72
3/08/2011	LXU	100	35.72
3/08/2011	LXU	200	35.73
3/08/2011	LXU	100	35.75

Page 21 of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/08/2011	LXU	100	35.75
3/08/2011	LXU	100	35.75
3/08/2011	LXU	100	35.72
3/08/2011	LXU	100	35.76
3/08/2011	LXU	100	35.51
3/08/2011	LXU	100	35.55
3/08/2011	LXU	100	35.59
3/08/2011	LXU	100	35.59
3/08/2011	LXU	100	35.69
3/08/2011	LXU	100	35.69
3/08/2011	LXU	100	35.69
3/08/2011	LXU	100	35.70
3/08/2011	LXU	100	35.70
3/08/2011	LXU	100	35.69
3/08/2011	LXU	100	35.70
3/08/2011	LXU	300	35.69
3/08/2011	LXU	100	35.73
3/08/2011	LXU	100	35.76
3/08/2011	LXU	100	35.81
3/08/2011	LXU	100	35.81
3/08/2011	LXU	100	35.83
3/08/2011	LXU	100	35.83
3/08/2011	LXU	100	35.85
3/08/2011	LXU	100	35.84
3/08/2011	LXU	100	35.86
3/08/2011	LXU	56	35.80
3/08/2011	LXU	200	35.80
3/08/2011	LXU	44	35.80
3/08/2011	LXU	56	35.79
3/08/2011	LXU	200	35.78
3/08/2011	LXU	44	35.79
3/08/2011	LXU	100	35.76
3/08/2011	LXU	200	35.73
3/08/2011	LXU	100	35.74
3/08/2011	LXU	200	35.71
3/08/2011	LXU	100	35.72
3/08/2011	LXU	100	35.52
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.51
3/08/2011	LXU	61	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	61	35.51

Page 22 of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.53
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.53
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	200	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.51
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.55
3/08/2011	LXU	100	35.54

Page 23 of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.56
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	200	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	100	35.50
3/08/2011	LXU	200	35.50
3/08/2011	LXU	100	35.51
3/09/2011	LXU	100	35.74
3/09/2011	LXU	100	35.75
3/09/2011	LXU	38	35.99
3/09/2011	LXU	100	35.98
3/09/2011	LXU	62	35.97
3/09/2011	LXU	26	35.74
3/09/2011	LXU	491	35.76
3/09/2011	LXU	300	35.80
3/09/2011	LXU	200	35.82
3/09/2011	LXU	100	35.82
3/09/2011	LXU	200	35.82
3/09/2011	LXU	100	35.82
3/09/2011	LXU	100	35.83
3/09/2011	LXU	100	35.83
3/09/2011	LXU	100	35.83
3/09/2011	LXU	50	35.84
3/09/2011	LXU	50	35.84
3/09/2011	LXU	100	35.84
3/09/2011	LXU	100	35.83
3/09/2011	LXU	100	35.83
3/09/2011	LXU	100	35.84
3/09/2011	LXU	100	35.83
3/09/2011	LXU	90	35.83
3/09/2011	LXU	100	35.82
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.81

Page 24 of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/09/2011	LXU	10	35.83
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.83
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.82
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.80
3/09/2011	LXU	200	35.80
3/09/2011	LXU	100	35.82
3/09/2011	LXU	100	35.82
3/09/2011	LXU	100	35.80
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.81
3/09/2011	LXU	100	35.82
3/09/2011	LXU	100	35.82
3/09/2011	LXU	100	35.84
3/09/2011	LXU	500	35.82
3/09/2011	LXU	33	35.84
3/09/2011	LXU	100	35.85
3/09/2011	LXU	100	35.87
3/09/2011	LXU	100	35.85
3/09/2011	LXU	100	35.85
3/09/2011	LXU	100	35.85
3/09/2011	LXU	89	35.84
3/09/2011	LXU	100	35.84
3/09/2011	LXU	11	35.86
3/09/2011	LXU	100	35.88
3/09/2011	LXU	100	35.88
3/09/2011	LXU	500	35.87
3/09/2011	LXU	100	35.90
3/09/2011	LXU	100	35.91
3/09/2011	LXU	100	35.91
3/09/2011	LXU	200	35.93

Page 25 of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/09/2011	LXU	100	36.00
3/09/2011	LXU	100	35.99
3/09/2011	LXU	400	36.00
3/09/2011	LXU	100	36.00
3/09/2011	LXU	100	36.00
3/09/2011	LXU	100	36.00
3/09/2011	LXU	200	36.01
3/09/2011	LXU	300	36.02
3/09/2011	LXU	100	36.04
3/09/2011	LXU	100	36.04
3/09/2011	LXU	100	36.02
3/09/2011	LXU	200	36.02
3/09/2011	LXU	100	36.02
3/09/2011	LXU	100	36.02
3/09/2011	LXU	100	36.02
3/09/2011	LXU	100	36.03
3/09/2011	LXU	100	36.03
3/09/2011	LXU	100	36.04
3/09/2011	LXU	100	36.03
3/09/2011	LXU	100	36.03
3/09/2011	LXU	100	36.04
3/09/2011	LXU	100	35.99
3/09/2011	LXU	100	36.00
3/09/2011	LXU	100	35.99
3/09/2011	LXU	100	35.99
	Total	26,250

By:  Barry Golsen

Date	Ticker	Shares	Price Per Share
3/07/2011	LXU	10	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.28
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.01
3/07/2011	LXU	48	35.01
3/07/2011	LXU	100	35.02
3/07/2011	LXU	300	35.01
3/07/2011	LXU	300	35.01
3/07/2011	LXU	200	35.01
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.01

Page 26 of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.20
3/07/2011	LXU	100	35.21
3/07/2011	LXU	100	35.21
3/07/2011	LXU	100	35.20
3/07/2011	LXU	100	35.22
3/07/2011	LXU	100	35.22
3/07/2011	LXU	100	35.26
3/07/2011	LXU	100	35.28
3/07/2011	LXU	200	35.04
3/07/2011	LXU	100	35.03
3/07/2011	LXU	300	35.03
3/07/2011	LXU	181	35.04
3/07/2011	LXU	100	35.04
3/07/2011	LXU	100	35.04
3/07/2011	LXU	100	35.03
3/07/2011	LXU	100	35.03
3/07/2011	LXU	100	35.04
3/07/2011	LXU	100	35.04
3/07/2011	LXU	100	35.09
3/07/2011	LXU	100	35.11
3/07/2011	LXU	100	35.11
3/07/2011	LXU	100	35.14
3/07/2011	LXU	100	35.14
3/07/2011	LXU	100	35.15
3/07/2011	LXU	100	35.02
3/07/2011	LXU	100	35.02
3/07/2011	LXU	100	35.03
3/07/2011	LXU	95	35.02
3/07/2011	LXU	300	35.02
3/07/2011	LXU	105	35.08
3/07/2011	LXU	100	35.08
3/07/2011	LXU	250	35.10
3/07/2011	LXU	100	35.08
3/07/2011	LXU	100	35.11
3/07/2011	LXU	100	35.06
3/07/2011	LXU	100	35.06
3/07/2011	LXU	100	35.07
3/07/2011	LXU	100	35.07
3/07/2011	LXU	64	35.06

Page 27 of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/07/2011	LXU	36	35.06
3/07/2011	LXU	100	35.06
3/07/2011	LXU	100	35.06
3/07/2011	LXU	100	35.06
3/07/2011	LXU	50	35.06
3/07/2011	LXU	100	35.04
3/07/2011	LXU	100	35.04
3/07/2011	LXU	100	35.04
3/07/2011	LXU	100	35.03
3/07/2011	LXU	257	35.03
3/07/2011	LXU	100	35.03
3/07/2011	LXU	100	35.03
3/07/2011	LXU	100	35.04
3/07/2011	LXU	100	35.04
3/07/2011	LXU	100	35.03
3/07/2011	LXU	100	35.03
3/07/2011	LXU	100	35.03
3/07/2011	LXU	100	35.04
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	500	35.00
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	300	35.00
3/07/2011	LXU	100	35.02
3/07/2011	LXU	100	35.03
3/07/2011	LXU	200	35.04
3/07/2011	LXU	200	35.05
3/07/2011	LXU	100	35.05
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	200	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	200	35.00

Page 28 of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/07/2011	LXU	100	35.00
3/07/2011	LXU	50	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	150	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	200	35.01
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.00
3/07/2011	LXU	150	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.00
3/07/2011	LXU	69	35.01
3/07/2011	LXU	100	35.05
3/07/2011	LXU	100	35.02
3/07/2011	LXU	100	35.02
3/07/2011	LXU	100	35.02
3/07/2011	LXU	331	35.01
3/07/2011	LXU	169	35.01
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.01
3/07/2011	LXU	145	35.02
3/07/2011	LXU	200	35.07
3/07/2011	LXU	100	35.03
3/07/2011	LXU	350	35.07
3/07/2011	LXU	100	35.07
3/07/2011	LXU	100	35.02
3/07/2011	LXU	400	35.02
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.00

Page 29 of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/07/2011	LXU	100	35.02
3/07/2011	LXU	90	35.15
3/07/2011	LXU	100	35.12
3/07/2011	LXU	100	35.14
3/07/2011	LXU	100	35.14
3/07/2011	LXU	100	35.14
3/07/2011	LXU	100	35.34
3/07/2011	LXU	100	35.34
3/07/2011	LXU	100	35.35
3/07/2011	LXU	50	35.39
3/07/2011	LXU	50	35.39
3/07/2011	LXU	200	35.40
3/07/2011	LXU	100	35.40
3/07/2011	LXU	100	35.40
3/07/2011	LXU	50	35.40
3/07/2011	LXU	98	35.38
3/07/2011	LXU	100	35.40
3/07/2011	LXU	100	35.40
3/07/2011	LXU	50	35.38
3/07/2011	LXU	50	35.40
3/07/2011	LXU	2	35.38
3/07/2011	LXU	50	35.38
3/07/2011	LXU	5	35.40
3/07/2011	LXU	100	35.40
3/07/2011	LXU	100	35.41
3/07/2011	LXU	100	35.40
3/07/2011	LXU	95	35.40
3/07/2011	LXU	5	35.40
3/07/2011	LXU	100	35.39
3/07/2011	LXU	95	35.40
3/07/2011	LXU	100	35.39
3/07/2011	LXU	200	35.55
3/07/2011	LXU	100	35.55
3/07/2011	LXU	100	35.55
3/07/2011	LXU	100	35.56
3/07/2011	LXU	100	35.57
3/07/2011	LXU	200	35.57
3/07/2011	LXU	100	35.56
3/07/2011	LXU	100	35.56
3/07/2011	LXU	200	35.55
3/07/2011	LXU	100	35.57
3/07/2011	LXU	100	35.57

Page 30 of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/07/2011	LXU	100	35.55
3/07/2011	LXU	100	35.57
3/07/2011	LXU	100	35.66
3/07/2011	LXU	100	35.57
3/07/2011	LXU	100	35.57
3/07/2011	LXU	100	35.57
3/07/2011	LXU	100	35.57
3/07/2011	LXU	100	35.69
3/07/2011	LXU	100	35.68
3/07/2011	LXU	100	35.67
3/07/2011	LXU	100	35.68
3/07/2011	LXU	100	35.67
3/07/2011	LXU	100	35.69
3/07/2011	LXU	100	35.67
3/07/2011	LXU	100	35.40
3/07/2011	LXU	100	35.39
3/07/2011	LXU	100	35.39
3/07/2011	LXU	300	35.38
3/07/2011	LXU	100	35.38
3/07/2011	LXU	100	35.38
3/07/2011	LXU	100	35.38
3/07/2011	LXU	200	35.39
3/07/2011	LXU	100	35.38
3/07/2011	LXU	100	35.38
3/07/2011	LXU	52	35.40
3/07/2011	LXU	100	35.40
3/07/2011	LXU	200	35.36
3/07/2011	LXU	200	35.40
3/07/2011	LXU	200	35.34
3/07/2011	LXU	100	35.34
3/07/2011	LXU	100	35.40
3/07/2011	LXU	48	35.40
3/07/2011	LXU	200	35.38
3/07/2011	LXU	200	35.39
3/07/2011	LXU	300	35.36
3/07/2011	LXU	100	35.34
3/07/2011	LXU	100	35.37
3/07/2011	LXU	100	35.38
3/07/2011	LXU	100	35.37
3/07/2011	LXU	100	35.34
3/07/2011	LXU	100	35.23
3/07/2011	LXU	100	35.14

Page 31 of 35 Pages

CUSIP NO. 5021600-10-4

Date	Ticker	Shares	Price Per Share
3/07/2011	LXU	100	35.10
3/07/2011	LXU	100	35.14
3/07/2011	LXU	80	35.10
3/07/2011	LXU	200	35.07
3/07/2011	LXU	100	35.10
3/07/2011	LXU	4	35.10
3/07/2011	LXU	96	35.10
3/07/2011	LXU	100	35.10
3/07/2011	LXU	4	35.10
3/07/2011	LXU	100	35.10
3/07/2011	LXU	100	35.10
3/07/2011	LXU	16	35.10
3/07/2011	LXU	84	35.07
3/07/2011	LXU	100	35.09
3/07/2011	LXU	16	35.07
3/07/2011	LXU	84	35.06
3/07/2011	LXU	16	35.06
3/07/2011	LXU	100	35.06
3/07/2011	LXU	100	35.07
3/07/2011	LXU	100	35.06
3/07/2011	LXU	100	35.07
3/07/2011	LXU	100	35.06
3/07/2011	LXU	100	35.06
3/07/2011	LXU	100	35.07
3/07/2011	LXU	100	35.06
3/07/2011	LXU	100	35.06
3/07/2011	LXU	100	35.06
3/07/2011	LXU	100	35.07
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.04
3/07/2011	LXU	100	35.05
3/07/2011	LXU	100	35.05
3/07/2011	LXU	100	35.05
3/07/2011	LXU	100	35.05
3/07/2011	LXU	100	35.04
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.00
3/07/2011	LXU	100	35.01
3/07/2011	LXU	100	35.01
3/07/2011	LXU	200	35.01
3/07/2011	LXU	200	35.00
	Total	30,000

Page 32 of 35 Pages

CUSIP NO. 5021600-10-4

By: Linda Rappaport

On March 7, 2011, Linda Rappaport sold $1,000,000 aggregate principal amount of Debentures for a purchase price of $1,252,000 plus accrued interest.  Such Debentures were convertible into 36,400 shares of Common Stock.  The sales were made through broker transactions.

By: SBL

On March 7, 2011, SBL sold $2,000,000 aggregate principal amount of Debentures for a purchase price of $2,506,000 plus accrued interest.  Such Debentures were convertible into 72,800 shares of Common Stock.  The sales were made through broker transactions.

(c)	Not Applicable.

(d)	Not applicable.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is unchanged, except as follows.

Termination of Rule 10b5-1 Sales Plan.

The Rule 10b5-1 Sales Plan, effective December 29, 2010, between GFLLC and Morgan Stanley Smith Barney, LLC terminated pursuant to its terms on March 7, 2011, as a result of the sale of all 100,000 shares of Common Stock available for sale under the Rule 10b5-1 Sales Plan.

Adoption of Rule 10b5-1 Sales Plan.

See Item 4 of this Amendment 43 for a description of the 2011 Rule 10b5-1 Sales Plan, adopted on March 24, 2011 by GFLLC.

Item 7.	Materials to be Filed as Exhibits.

24.1	Powers of Attorney executed by Barry H. Golsen, Steven J. Golsen, and Sylvia H. Golsen are filed as Exhibit 24.1 to Amendment No. 33 to this Schedule 13D and are incorporated herein by reference.

24.2	Power of Attorney, dated December 29, 2008, executed by Linda F. Rappaport is filed as Exhibit 24.2 to Amendment No. 38 and is incorporated herein by reference.

99.1	Joint Filing Statement, dated September 19, 2007, is filed as Exhibit 99.1 to Amendment No. 34 and is incorporated herein by reference.

Page 33 of 35 Pages

CUSIP NO. 5021600-10-4

99.2	Joint Filing Statement, dated December 29, 2008, executed by Linda F. Rappaport is filed as Exhibit 99.2 to Amendment No. 38 and is incorporated herein by reference.

99.3	Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incorporated herein by reference.

99.4
Issuer’s Proxy Statement dated July 14, 1986, setting forth the terms of the Company’s Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

99.5
Stacy L. Rappaport 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit No. 99.4 to Amendment No. 34 and is incorporated herein by reference.  The Joshua B. Golsen 2007 Irrevocable Trust Agreement, Adam Z. Golsen 2007 Irrevocable Trust Agreement, Amy G. Rappaport 2007 Irrevocable Trust Agreement, Lori R. Rappaport 2007 Irrevocable Trust Agreement, Michelle L. Golsen 2007 Irrevocable Trust Agreement, and Preston Ayden Mattingly 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Stacy L. Rappaport 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.6
Barry H. Golsen 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit 99.5 to Amendment No. 34 and is incorporated herein by reference.  The Steven J. Golsen 2007 Irrevocable Trust Agreement and Linda F. Rappaport 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Barry H. Golsen 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the Commission upon request.

99.7	Shareholder’s Agreement, effective December 1, 1995, between Sylvia Golsen and SBL Corporation is filed as Exhibit 22 to Amendment No. 24 and is incorporated herein by reference.

99.8	Shareholder’s Agreement, effective December 1, 1995, among Barry H. Golsen, Sylvia Golsen and SBL Corporation is filed as Exhibit 99.7 to Amendment No. 33 and is incorporated herein by reference.

99.9
Shareholder’s Agreement, effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder’s Agreement is substantially similar to the Shareholder’s Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

99.10
Shareholder’s Agreement, effective December 1, 1995, among Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder’s Agreement is substantially similar to the Shareholder’s Agreement filed as Exhibit 99.7 hereto and a copy of the same will be supplied to the Commission upon request.

99.11	Security Agreement, dated November 7, 2008, executed by SBL, L.L.C. in favor of The Bank Of The West is filed as Exhibit 99.12 to Amendment No. 38 and is incorporated herein by reference.

Page 34 of 35 Pages

CUSIP NO. 5021600-10-4

99.12	Rule 10b5-1 Sales Plan, dated March 24, 2011, between Golsen Family, L.L.C. and Morgan Stanley-Smith Barney, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 25, 2011

/s/ Jack E. Golsen
Jack E. Golsen

*
Sylvia H. Golsen

*
Barry H. Golsen

*
Steven J. Golsen

*
Linda F. Rappaport

*Executed by Jack E. Golsen pursuant to Power of Attorney

*
GOLSEN FAMILY, L.L.C.

By: /s/ Jack E. Golsen
Jack E. Golsen, Manager

SBL LLC

By: /s/ Jack E. Golsen
Jack E. Golsen, Manager

GOLSEN PETROLEUM CORPORATION

By: /s/ Jack E. Golsen
Jack E. Golsen, President

Page 35 of 35 Pages